UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Reynolds American Inc.

(Exact name of registrant as specified in its charter)

North Carolina	1-32258	20-0546644
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

401 North Main Street

Winston-Salem, NC 27101

(Address of principal executive offices) (Zip Code)

McDara P. Folan, III, Esq.

Senior Vice President, Deputy General Counsel and Secretary

Reynolds American Inc.

401 North Main Street

Winston-Salem, NC 27101

(336) 741-2000

(Name and telephone number, including area code, of person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1. Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

Reynolds American Inc. (the “Company,” “we,” “us” or “our”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2015 to December 31, 2015 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure, under certain circumstances, of a company’s use of Conflict Minerals. Form SD defines “Conflict Minerals” as: (i)(a) columbite-tantalite (coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”). Further, Form SD provides that if a company manufactures, or contracts to manufacture, a product for which any Conflict Mineral is necessary to the functionality or production of such product (any such Conflict Mineral, a “Subject Mineral”), then such company is required to (i) conduct a reasonable country of origin inquiry (“RCOI”) to determine whether the Subject Minerals originated in any of the Covered Countries and/or were from recycled or scrap sources, and (ii) disclose on Form SD certain information relating to, among other things, the results of such RCOI.

Prior to the Reporting Period, each of our subsidiaries (collectively, the “Subsidiaries”) worked to identify suppliers that it believed could potentially provide it with materials containing Subject Minerals. As a result of this process, the Company, with respect to the Reporting Period, reasonably determined that the only products any Subsidiary manufactured, or contracted to be manufactured, containing Subject Minerals were VUSE (“VUSE”), a digital vapor cigarette, or e-cigarette, and certain related components and accessories, including battery chargers, contracted by the Company’s subsidiary, R. J. Reynolds Vapor Company (“RJR Vapor”), to be manufactured. The results of RJR Vapor’s RCOI, and additional due diligence regarding the sources of such Subject Minerals, are contained in our Conflict Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD and is publicly available at www.reynoldsamerican.com. The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02.	Exhibit.

As specified in Section 2 of Form SD, we are hereby filing our Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2. Exhibits

Item 2.01.	Exhibits.

The following exhibit is filed as part of this Form SD.

Exhibit No.	Description

1.01	Conflict Minerals Report of Reynolds American Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

REYNOLDS AMERICAN INC.

By:	/s/ McDara P. Folan, III	May 31, 2016
	McDara P. Folan, III Senior Vice President, Deputy General Counsel and Secretary	(Date)

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of Reynolds American Inc.